Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer” or “Curaleaf”)

Trading Symbol: CURA

Number of Outstanding Listed Securities: 631,295,673

Date: October 5, 2023

This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website.

This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional.

General Instructions

(a)	Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered, nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer.

(b)	The term “Issuer” includes the Issuer and any of its subsidiaries.

(c)	Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions.

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

General

Curaleaf Holdings, Inc. (“Curaleaf” or the “Company”) operates as a life science company developing full scale cannabis operations, with core competencies in cultivation, manufacturing, dispensing and medical cannabis research. Curaleaf is a leading vertically integrated medical and wellness cannabis operator in the United States. As of September 30, 2023, the Company has operations in 18 states including operating 150 dispensaries, with a focus on highly populated states including Arizona, Florida, Illinois, Massachusetts, New York, New Jersey and Pennsylvania. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty. Moreover, Curaleaf International Holdings Limited (“Curaleaf International”), a subsidiary of the Issuer, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with leading cultivation, extraction and production capabilities.

Recent developments regarding the Issuer’s business and operations

On September 5, 2023, Curaleaf announced the expansion of its brand portfolio with the launch of Zero Proof cannabis-infused drinkables.

Please see the Issuer’s press release dated September 5, 2023, filed on the Issuer’s website for more information.

On September 27, 2023, Curaleaf announced an overnight marketed offering of subordinate voting shares (the “Public Offering”), which was subsequently successfully priced on September 28, 2023. Pursuant to the Public Offering, on October 3, 2023, the Company issued 2,700,000 subordinate voting shares at a price of C$6.00 per subordinate voting shares for aggregate gross proceeds to the Company of C$16,200,000. Canaccord Genuity Corp. acted as sole underwriter in respect of the Public Offering. The Company conducted the Public Offering to satisfy a condition required for a potential listing of the subordinate voting shares on the Toronto Stock Exchange, and plans to use a portion of the proceeds of the Offering to fund working capital requirements of its international business operated by Curaleaf Holdings International Limited and for general corporate purposes of the Company.

Please see the Issuer’s press releases dated September 27, 2023, September 28, 2023 and October 3, 2023, filed on SEDAR+ under the Issuer’s profile at www.sedarplus.ca for more information.

2.	Provide a general overview and discussion of the activities of management.

On September 5th, Executive Chairman Boris Jordan was quoted in Bloomberg and Benzinga discussing the U.S. Department of Health & Human Services recommendation for the DEA to reclassify marijuana's drug status. Mr. Jordan also appeared on X Spaces with Toby Channabis to give insights on federal rescheduling and market growth opportunities. Mr. Jordan spoke on CNBC on September 26th and September 27th, and he was also quoted in The Wall Street Journal and Cannabis Business Times on September 28th as well as Reuters and Benzinga on September 27th to discuss SAFER Banking. On September 28th, Mr. Jordan was the keynote speaker at Benzinga Cannabis Capital and was quoted in Benzinga.

On September 1st, CEO Matt Darin was quoted in Yahoo! Finance and BNN Bloomberg discussing the U.S. Department of Health & Human Services recommendation for the DEA to reclassify marijuana's drug status. Mr. Darin appeared on the podcast InvestorsPlace to highlight the launch of Curaleaf’s new beverage brand, Zero Proof. On September 11th, Mr. Darin was quoted in The City regarding the new adult use regulations in New York. Mr. Darin was mentioned in Investors Observer and Marijuana Stocks on September 13th as well as AZ Marijuana on September 20th regarding the launch of Zero Proof’s Squeeze. Mr. Darin was quoted in Benzinga on September 27th on the advancement of SAFER Banking.

3.	Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

On September 5, 2023, Curaleaf announced the expansion of its brand portfolio with the launch of Zero Proof cannabis-infused drinkables.

Please see the Issuer’s press release dated September 5, 2023, filed on the Issuer’s website for more information.

4.	Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5.	Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6.	Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7.	Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from, or the disposition was to, a Related Person of the Issuer and provide details of the relationship.

No new acquisition was completed during the month.

On September 30, 2023, the Company filed a prospectus supplement to its base shelf prospectus dated December 30, 2022 with the British Columbia Securities Commission, qualifying the distribution of up to 16,476,253 subordinate voting shares (the “Tryke Shares”) to the former owner (the “Vendor”) of all of the outstanding membership interest of (i) Tryke Companies, LLC, an Arizona limited liability company, (ii) Tryke Companies SO NV, LLC, a Nevada limited liability company, (iii) Tryke Companies Reno, LLC, a Nevada limited liability company, and (iv) Tryke Companies Utah, LLC, a Utah limited liability company (collectively, the “Tryke Companies”). The prospectus supplement was filed pursuant to a covenant of the Company contained in the Membership Interest Purchase Agreement dated November 8, 2021, as amended on October 4, 2022, with respect to the acquisition of the Tryke Companies, providing that Curaleaf shall provide the Tryke Shares to the Vendor on a freely-tradeable basis. The Tryke Shares are issuable to the Vendor as follows:

a)	5,142,919 subordinate voting shares issuable within three business days from the first anniversary of the closing of the transaction;

b)	5,666,667 subordinate voting shares issuable within three business days from the second anniversary of the closing of the transaction; and

c)	5,666,667 subordinate voting shares issuable within three business days from the third anniversary of the closing of the transaction.

8.	Describe the acquisition of new customers or loss of customers.

N/A

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trademarks.

N/A

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

As of September 30th, the issuer had a total of 5,169 active employees. There were 188 hires and 208 terminations in the month of September.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

There are no material labor disputes to report. Labor disputes that impact single sites or single employees, or that do not materially interfere with the operation do not rise to the level of a material dispute.

12.	Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the.

Curaleaf may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Refer to the Issuer’s continuous disclosure documents available on SEDAR+ under the Company’s profile at www.sedarplus.ca for more information on the material litigation claims affecting the Company from time to time.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14.	Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Subordinate Voting Shares	204,333	Shares issued in connection with RSU conversions and option exercises during the month of September 2023.	N/A

(1)	State aggregate proceeds and intended allocation of proceeds.

15.	Provide details of any loans to or by Related Persons.

N/A

16.	Provide details of any changes in directors, officers or committee members.

N/A

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

N/A

This document contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", " or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this Monthly Progress Report contains forward-looking statements and information concerning current litigation and arbitration proceedings, the potential rescheduling of marijuana, the potential recommendation rescheduling from the DEA, and the expected impacts of such rescheduling on the business of the Company, including potential tax reductions and potential impact on financial results, the potential listing of the subordinate voting shares on the Toronto Stock Exchange, and the expected use of the proceeds from the Public Offering. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Issuer with respect to the matter described in this Monthly Progress Report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this Monthly Progress Report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under the "Risk Factors" heading in the Issuer’s annual information form for the year ended December 31, 2022, and in other filings that the Company has made and may make available in the future with the Canadian securities regulatory authorities through SEDAR+ under the Issuer’s profile at www.sedarplus.ca or with the U.S. Securities and Exchange Commission available at www.sec.gov/edgar. Forward-looking statements contained herein are made only as of the date of this Monthly Progress Report or if the forward-looking information is given as at a certain date, as of such date, and the Issuer undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Issuer cautions investors not to place undue reliance on the forward-looking statements contained in this Monthly Progress Report.

[signature page follows]

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: October 5, 2023

Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

Issuer Details Name of Issuer Curaleaf Holdings, Inc.	For Month Ended September 30, 2023	Date of Report YY/MM/DD October 5, 2023
Issuer Address 420 Lexington Avenue
City/Province/Postal Code New York, NY 10170	Issuer Fax No. N/A	Issuer Telephone No. (781) 451-0150
Contact Name Investor Relations	Contact Position Investor Relations	Contact Telephone No. (781) 451-0150
Contact Email Address IR@curaleaf.com	Web Site Address www.curaleaf.com